The information in this prospectus supplement and the accompanying prospectus is not complete and may be changed. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(3)
File No. 333-141870

SUBJECT TO COMPLETION, DATED APRIL 4, 2007

PROSPECTUS SUPPLEMENT
(To Prospectus dated April 4, 2007)

$
Corn Products International, Inc.
     % Senior Notes due 2017

The notes will bear interest at the rate of  % per year. Interest on the notes is payable on           and           of each year, beginning on          , 2007. The notes will mature on          , 2017. We may redeem the notes in whole or in part at any time at the applicable redemption price set forth under “Description of the Notes — Optional Redemption.” If we experience a change of control repurchase event, we may be required to offer to repurchase the notes from holders.

The notes will be unsecured obligations of our company and will rank equally with all of our other unsecured, senior indebtedness. The notes will be issued only in registered form in denominations of $1,000 and integral multiples of $1,000.

Investing in the notes involves risks that are described under “Risk Factors” beginning on page S-4.

	Per Note	Total

Public offering price(1)
Underwriting discount
Proceeds, before expenses, to Corn Products

(1)	Plus accrued interest, if any, from , 2007.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus . Any representation to the contrary is a criminal offense.

The notes will be ready for delivery in book-entry form only through The Depository Trust Company on or about          , 2007.

Joint Book-Running Managers

Citigroup	Morgan Stanley

The date of this prospectus supplement is          , 2007.

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ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which contains the terms of this offering of notes. The second part is the prospectus dated April 4, 2007, which is part of our Registration Statement on Form S-3 (Registration No. 333-141870).

This prospectus supplement may add to, update or change the information in the accompanying prospectus. If information in this prospectus supplement is inconsistent with information in the accompanying prospectus, this prospectus supplement will apply and will supersede that information in the accompanying prospectus.

It is important for you to read and consider all information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus in making your investment decision. You should also read and consider the information in the documents to which we have referred you in “Where You Can Find More Information” in the accompanying prospectus.

No person is authorized to give any information or to make any representations other than those contained or incorporated by reference in this prospectus supplement or the accompanying prospectus and, if given or made, such information or representations must not be relied upon as having been authorized. This prospectus supplement and the accompanying prospectus do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities described in this prospectus supplement or an offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this prospectus supplement and the accompanying prospectus, nor any sale made hereunder, shall under any circumstances create any implication that there has been no change in our affairs since the date of this prospectus supplement, or that the information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus is correct as of any time subsequent to the date of such information.

The distribution of this prospectus supplement and the accompanying prospectus and the offering of the notes in certain jurisdictions may be restricted by law. This prospectus supplement and the accompanying prospectus do not constitute an offer, or an invitation on our behalf or the underwriters or any of them, to subscribe to or purchase any of the notes, and may not be used for or in connection with an offer or solicitation by anyone, in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation. See “Underwriting.”

In this prospectus supplement and the accompanying prospectus, unless otherwise stated, references to “Corn Products,” “the Company,” “we,” “us” and “our” refer to Corn Products International, Inc. and its subsidiaries.

FORWARD-LOOKING STATEMENTS

This prospectus supplement contains or may contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. We intend these forward looking statements to be covered by the safe harbor provisions for such statements. These statements include, among other things, any predictions regarding our prospects or future financial condition, earnings, revenues, expenses or other financial items, any statements concerning our prospects or future operations, including management’s plans or strategies and objectives therefor and any assumptions underlying the foregoing. These statements can sometimes be identified by the use of forward looking words such as “may,” “will,” “should,” “anticipate,” “believe,” “plan,” “project,” “estimate,” “expect,” “intend,” “continue,” “pro forma,” “forecast” or other similar expressions or the negative thereof. All statements other than statements of historical facts in this prospectus supplement or referred to or incorporated by reference into this prospectus supplement are “forward-looking statements.” These statements are subject to certain inherent risks and uncertainties. Although we believe our expectations reflected in these forward-looking statements are based on reasonable assumptions, no assurance can be given that our expectations will prove correct. Actual results and developments may differ materially from the expectations conveyed in these statements, based on various factors, including fluctuations in worldwide markets for corn and other commodities and the associated

S-ii

risks of hedging against such fluctuations; fluctuations in aggregate industry supply and market demand; general political, economic, business, market and weather conditions in the various geographic regions and countries in which we manufacture and/or sell our products; fluctuations in the value of local currencies, energy costs and availability, freight and shipping costs, and changes in regulatory controls regarding quotas, tariffs, duties, taxes and income tax rates; operating difficulties; boiler reliability; our ability to effectively integrate acquired businesses; labor disputes; genetic and biotechnology issues; changing consumption preferences and trends; increased competitive and/or customer pressure in the corn-refining industry; the outbreak or continuation of serious communicable disease or hostilities including acts of terrorism; stock market fluctuation and volatility; and our ability to maintain sales levels of HFCS in Mexico. Our forward-looking statements speak only as of the date on which they are made and we do not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date of the statement. If we do update or correct one or more of these statements, investors and others should not conclude that we will make additional updates or corrections. For a further description of these risks, see “Risk Factors” below and in the accompanying prospectus and in our annual report on Form 10-K for the year ended December 31, 2006 which is incorporated by reference into this prospectus supplement and the accompanying prospectus.

S-iii

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights selected information about Corn Products and this offering. It does not contain all of the information that may be important to you in deciding whether to purchase notes. We encourage you to read the entire prospectus supplement, the accompanying prospectus and the documents that we have filed with the SEC that are incorporated by reference prior to deciding whether to purchase notes.

Corn Products International, Inc.

We were incorporated as a Delaware corporation in 1997 and our common stock is traded on the New York Stock Exchange. We, together with our subsidiaries, manufacture and sell a number of ingredients to a wide variety of food and industrial customers. We are one of the world’s largest corn refiners and a major supplier of high-quality food ingredients and industrial products derived from wet milling and processing of corn and other starch-based materials.

We had consolidated net sales of approximately $2.62 billion in 2006. Approximately 61 percent of our 2006 net sales were provided from our North American operations, while our South American and Asian/African operations contributed approximately 25 percent and 14 percent, respectively. Our products are derived primarily from the processing of corn and other starch-based materials, such as tapioca.

Corn refining is a capital-intensive, two-step process that involves the wet milling and processing of corn. During the front-end process, corn is steeped in a water-based solution and separated into starch and other co-products such as animal feed and germ. The starch is then either dried for sale or further processed to make sweeteners and other ingredients that serve the particular needs of various industries.

Our sweetener products include high fructose corn syrup (“HFCS”), glucose corn syrups, high maltose corn syrups, caramel color, dextrose, polyols, maltodextrins and glucose and corn syrup solids. Our starch-based products include both industrial and food-grade starches. We supply a broad range of customers in many diverse industries around the world, including the food and beverage, pharmaceutical, paper products, corrugated, laminated paper, textile and brewing industries, as well as the global animal feed markets.

We believe our approach to production and service, which focuses on local management of our worldwide operations, provides us with a unique understanding of the cultures and product requirements in each of the geographic markets in which we operate bringing added value to our customers.

The Offering

Issuer	Corn Products International, Inc.

Securities Offered	% Senior Notes due 2017

Maturity	, 2017.

Interest	Interest on the notes will accrue from , 2007 and will be payable on and of each year, beginning , 2007.

Ranking	The notes will be unsecured obligations of our company and will rank equally with all of our other unsecured, senior indebtedness. At December 31, 2006, we had approximately $554 million of indebtedness outstanding on a consolidated basis, of which $99 million of subsidiary indebtedness would be structurally senior to the notes

Optional Redemption	We may redeem the notes at our option, at any time in whole or from time to time in part at a redemption price equal to the greater of:

• 100% of the principal amount of the notes being redeemed; and

• the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including any portion of such payments of interest accrued as of the date of redemption), discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined in this prospectus supplement), plus      basis points.

We will also pay the accrued and unpaid interest on the notes to the redemption date.

Repurchase at the Option of Holders Upon A Change of Control Repurchase Event	If we experience a “Change of Control Repurchase Event” (as defined in this prospectus supplement), we may be required to offer to repurchase the notes at a repurchase price equal to 101% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest.

Covenants	The indenture relating to the notes will contain certain covenants for your benefit. These covenants will restrict our ability to:

• incur debt secured by liens;

• engage in certain sale-leaseback transactions; and

• merge or consolidate or sell all or substantially all of our assets.

These covenants will be subject to significant exceptions. In addition, neither the indenture nor the notes will limit the amount of indebtedness that we may incur or the amount of assets that we may distribute or invest. See “Description of Debt Securities — Certain Restrictions” in the accompanying prospectus.

Further Issues	We may from time to time, without notice to or the consent of the holders of the notes, create and issue additional debt securities having the same terms as and ranking equally and ratably with the notes in all respects, as described under “Description of the Notes — General.”

Use of Proceeds	We intend to apply the net proceeds toward the payment at maturity of our $255 million outstanding principal amount of 8.25% senior notes due July 15, 2007. See “Use of Proceeds.”

Book-Entry	The notes will be issued in book-entry form and will be represented by one or more permanent global certificates deposited with, or on behalf of, The Depository Trust Company (“DTC”) and registered in the name of Cede & Co., DTC’s nominee. Beneficial interests in the notes will be shown on, and transfers will be effected only through, records maintained by DTC or its nominee; and these interests may not be exchanged for certificated notes except in limited circumstances. See “Description of Debt Securities — Book- Entry Securities” in the accompanying prospectus.

Risk Factors	Investing in the notes involves risks. See “Risk Factors” for a description of certain risks you should particularly consider before investing in the notes.

Trustee	The Bank of New York Trust Company, N.A.

Summary Financial Information

The following tables set forth our summary consolidated financial information. The summary income statement data for the years ended December 31, 2006, 2005 and 2004 and the summary balance sheet data as of December 31, 2006 and December 31, 2005 are derived from our audited consolidated financial statements incorporated by reference in this prospectus supplement. The summary income statement data for the years ended December 31, 2003 and 2002 and the summary balance sheet data as of December 31, 2004, December 31, 2003 and December 31, 2002 are derived from our audited consolidated financial statements for the years indicated and are not included or incorporated by reference in this prospectus supplement.

The summary consolidated financial information should be read in conjunction with our consolidated financial statements and the related notes and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section included in our Annual Report on Form 10-K for the year ended December 31, 2006, which we have filed with the SEC and is incorporated by reference in this prospectus supplement.

	Year Ended December 31,
	2006	2005	2004	2003	2002
	(In thousands)

Income Statement Data:
Net sales before shipping and handling costs	$2,844	$2,559	$2,461	$2,269	$1,979
Less — shipping and handling costs	223	199	178	167	108

Net sales	2,621	2,360	2,283	2,102	1,871
Cost of sales	2,205	2,028	1,929	1,778	1,604
Gross profit	416	332	354	324	267

Selling, general and administrative expenses	202	158	158	149	134
Other (income) expense	(10)	(9)	(4)	1	(20)
Plant closing costs	—	—	21	—	—
Operating income	224	183	179	174	153
Financing costs-net	27	35	34	39	36

Income before income taxes and minority interest	197	148	145	135	117
Provision for income taxes	69	55	43	49	42
Minority interest in earnings	4	3	8	10	12

Net income	$124	$90	$94	$76	$63

Balance sheet data:
Working capital	$320	$261	$222	$153	$138
Property, plant and equipment — net	1,356	1,274	1,211	1,187	1,154
Total assets	2,662	2,389	2,367	2,216	2,068
Long-term debt	480	471	480	452	516
Total debt	554	528	568	550	600
Redeemable common stock	44	29	33	67	58
Stockholders’ equity	1,330	1,210	1,081	911	770
Additional data:
Depreciation and amortization	$114	$106	$102	$101	$103
Capital expenditures	171	143	104	83	78

RISK FACTORS

You should carefully consider the following risk factors and the information under the heading “Risk Factors” in the accompanying prospectus and in our annual report on Form 10-K for the year ended December 31, 2006 which is incorporated by reference into this prospectus supplement and the accompanying prospectus, as well as the other information included or incorporated by reference into this prospectus supplement and the accompanying prospectus, before making an investment decision. In addition, there may be other risks that a prospective investor should consider that are relevant to its own particular circumstances or generally.

Risks Related to the Notes

The notes are effectively junior to the existing and future liabilities of our subsidiaries

The notes are our unsecured obligations and will rank equally in right of payment with all of our other existing and future unsecured, unsubordinated obligations. The notes are not secured by any of our assets. Any future claims of secured lenders with respect to assets securing their loans will be prior to any claim of the holders of the notes with respect to those assets.

Our subsidiaries are separate and distinct legal entities from us. Our subsidiaries have no obligation to pay any amounts due on the notes. In addition, any payment of dividends, loans or advances by our subsidiaries could be subject to statutory or contractual restrictions. Payments to us by our subsidiaries will also be contingent upon the subsidiaries’ earnings and business considerations. Our right to receive any assets of any of our subsidiaries upon their bankruptcy, liquidation or reorganization, and therefore the right of the holders of the notes to participate in those assets, will be effectively subordinated to the claims of that subsidiary’s creditors, including trade creditors. In addition, even if we are a creditor of any of our subsidiaries, our right as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to that held by us. At December 31, 2006, we had approximately $554 million of indebtedness outstanding on a consolidated basis, of which $99 million of subsidiary indebtedness would be structurally senior to the notes.

The indenture does not restrict the amount of additional debt that we may incur.

The notes and indenture under which the notes will be issued do not place any limitation on the amount of unsecured debt that may be incurred by us. Our incurrence of additional debt may have important consequences for you as a holder of the notes, including making it more difficult for us to satisfy our obligations with respect to the notes, a loss in the market value of your notes, if any, and a risk that the credit rating of the notes is lowered or withdrawn.

Our credit ratings may not reflect all risks of your investments in the notes

Our credit ratings are an assessment by rating agencies of our ability to pay our debts when due. Consequently, real or anticipated changes in our credit ratings will generally affect the market value of the notes. These credit ratings may not reflect the potential impact of risks relating to structure or marketing of the notes. Agency ratings are not a recommendation to buy, sell or hold any security, and may be revised or withdrawn at any time by the issuing organization. Each agency’s rating should be evaluated independently of any other agency’s rating.

If an active trading market does not develop for the notes, you may be unable to sell your notes or to sell your notes at a price that you deem sufficient.

The notes are a new issue of securities for which there currently is no established trading market. We do not intend to list the notes on a national securities exchange. While the underwriters of the notes have advised us that they intend to make a market in the notes, the underwriters will not be obligated to do so and may stop their market making at any time. No assurance can be given:

•	that a market for the notes will develop or continue;

•	as to the liquidity of any market that does develop; or

•	as to your ability to sell any notes you may own or the price at which you may be able to sell your notes.

We may not be able to repurchase the notes upon a change of control.

Upon the occurrence of specific kinds of change of control events, each holder of notes will have the right to require us to repurchase all or any part of such holder’s notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest, if any, to the date of repurchase. If we experience a Change of Control Repurchase Event, there can be no assurance that we would have sufficient financial resources available to satisfy our obligations to repurchase the notes. Our failure to repurchase the notes as required under the indenture governing the notes would result in a default under the indenture, which could have material adverse consequences for us and the holders of the notes. See “Description of the Notes — Repurchase at the Option of Holders Upon a Change of Control Repurchase Event.”

USE OF PROCEEDS

The net proceeds to us from the sale of the notes will be approximately $           (after underwriting discounts and our offering expenses). We intend to apply the net proceeds toward the payment at maturity of our $255 million outstanding principal amount of 8.25% senior notes due July 15, 2007 (the “8.25% Senior Notes”). The amount payable at maturity of the 8.25% Senior Notes, including accrued interest, is expected to be approximately $265.5 million. Pending payment of the 8.25% Senior Notes, the net proceeds from the sale of the notes will be invested in short-term-interest-bearing securities. Any additional funds necessary to redeem the 8.25% Senior Notes will be obtained from our $500 million senior, unsecured revolving credit facility.

CAPITALIZATION

The following table sets forth, as of December 31, 2006, our consolidated short-term debt, total long-term debt and stockholders’ equity on an actual basis and as adjusted to give effect to the sale of the notes and borrowings under our revolving credit facility and the application of the net proceeds to repay the 8.25% Senior Notes. You should read this table in conjunction with our consolidated financial statements and the notes thereto which are incorporated by reference.

	At December 31,
	2006
		As
	Actual	Adjusted
	(Dollars in millions)

Total short-term debt and current portion of long-term debt	$74	$

Long-term debt:
8.25% Senior Notes due 2007	$255		$—
8.45% Senior Notes due 2009	199		199
Notes offered hereby	—
Revolving credit facilities due 2011	9
Other	35		35

Total	498

Less: current maturities	18		18

Total long-term debt	480

Redeemable common stock	44		44
Share based payments subject to redemption	4		4
Stockholders’ equity:
Preferred stock (par value $0.01)	—		—
Common stock (par value $0.01)	1		1
Additional paid-in capital	1,051		1,051
Less: Treasury stock at cost	(27)		(27)
Deferred compensation — restricted stock	—		—
Accumulated other comprehensive loss	(223)		(223)
Retained earnings	528		528

Total stockholders’ equity	1,330		1,330

Total long-term debt and stockholders’ equity	$1,858	$

DESCRIPTION OF THE NOTES

The following description of the particular terms of the notes supplements the description of the general terms and provisions of the “debt securities” set forth in the accompanying prospectus, to which reference is made. References to “Corn Products,” “the Company,” “we,” “us” and “our” in this section are only to Corn Products International, Inc. and not to its subsidiaries.

The notes will be issued under an indenture dated as of August 18, 1999, between us and The Bank of New York Trust Company, N.A. (as successor trustee to The Bank of New York), as trustee.

General

The notes will mature on          , 2017. The notes will bear interest at the rate of  % per annum, payable semiannually on           and           of each year, commencing          , 2007. Interest accrues from          , 2007. Interest will be paid to the person in whose name the note is registered, subject to certain exceptions as provided in the indenture, at the close of business on           or          , as the case may be, immediately preceding the interest payment dates. Interest on the notes will be computed on the basis of a 360-day year comprised of twelve 30-day months. Principal and interest will be payable, and the notes will be transferable or exchangeable, at the office or offices or agency maintained by us for these purposes. Payment of interest on the notes may be made at our option by check mailed to the registered holders.

The notes will be unsecured obligations of our company and will rank equally with all our other unsecured, senior indebtedness. The notes will be effectively subordinated to all liabilities of our subsidiaries, including trade payables. Since we conduct many of our operations through our subsidiaries, our right to participate in any distribution of the assets of a subsidiary when it winds up its business is subject to the prior claims of the creditors of the subsidiary. This means that your right as a holder of our notes will also be subject to the prior claims of these creditors if a subsidiary liquidates or reorganizes or otherwise winds up its business. Unless we are considered a creditor of the subsidiary, your claims will be recognized behind these creditors. At December 31, 2006, we had approximately $554 million of indebtedness outstanding on a consolidated basis, of which $99 million of subsidiary indebtedness would be structurally senior to the notes.

The indenture does not limit the amount of notes, debentures or other evidences of indebtedness that we may issue under the indenture and provides that notes, debentures or other evidences of indebtedness may be issued from time to time in one or more series. We may from time to time, without giving notice to or seeking the consent of the holders of the notes, issue notes having the same ranking and the same interest rate, maturity and other terms as the notes issued in this offering. Any additional securities having such similar terms, together with the applicable notes, will constitute a single series of securities under the indenture.

Any payment otherwise required to be made in respect of the notes on a date that is not a business day for the securities may be made on the next succeeding business day with the same force and effect as if made on that date. No additional interest shall accrue as a result of a delayed payment. A business day is defined in the indenture as a day other than a Saturday, Sunday or other day on which banking institutions in New York City, or any other city in which the paying agent is being utilized, are authorized or required by law or executive order to close.

The notes will be issued only in fully registered form without coupons and in denominations of $1,000 or any whole multiple of $1,000. No service charge will be made for any transfer or exchange of the notes, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with a transfer or exchange. The notes will be represented by one or more global securities registered in the name of a nominee of The Depository Trust Company. Except as described in the accompanying prospectus under “Description of Debt Securities — Book-Entry,” the notes will not be issuable in certificated form.

Optional Redemption

The notes will be redeemable, in whole at any time or in part from time to time, at our option at a redemption price equal to the greater of:

(i) 100% of the principal amount of the notes to be redeemed; and

(ii) the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including any portion of such payments of interest accrued as of the date of redemption), discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined below), plus      basis points,

plus, in each case, accrued interest thereon to the date of redemption. Notwithstanding the foregoing, installments of interest on notes that are due and payable on interest payment dates falling on or prior to a redemption date will be payable on the interest payment date to the registered holders as of the close of business on the relevant record date according to the notes and the indenture.

“Comparable Treasury Issue” means the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such notes.

“Comparable Treasury Price” means, with respect to any redemption date, (i) the average of four Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (ii) if the Trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations, or (iii) if only one Reference Treasury Dealer Quotation is received, such quotation.

“Quotation Agent” means the Reference Treasury Dealer appointed by us.

“Reference Treasury Dealer” means (i) each of Citigroup Global Markets Inc. and Morgan Stanley & Co. Incorporated (or their respective affiliates that are Primary Treasury Dealers) and their respective successors; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a “Primary Treasury Dealer”), we will substitute therefor another Primary Treasury Dealer, and (ii) any other Primary Treasury Dealer selected by us.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day preceding such redemption date.

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of the notes to be redeemed. Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the notes or portions thereof called for redemption. If less than all of the notes are to be redeemed, the notes to be redeemed shall be selected by lot by The Depository Trust Company, in the case of notes represented by a global security, or by the Trustee by a method the Trustee deems to be fair and appropriate, in the case of notes that are not represented by a global security.

Sinking Fund

The notes will not be entitled to any sinking fund.

Repurchase upon Change of Control Repurchase Event

If a Change of Control Repurchase Event (as defined below) occurs, unless we have exercised our right to redeem the notes as described above, we will make an offer to each holder of notes to repurchase all or any part (in integral multiples of $1,000) of that holder’s notes at a repurchase price in cash equal to 101% of the aggregate principal amount of notes repurchased plus any accrued and unpaid interest on the notes repurchased to the date of repurchase. Within 30 days following any Change of Control Repurchase Event or, at our option, prior to any Change of Control (as defined below), but after the public announcement of an impending Change of Control, we will mail a notice to each holder, with a copy to the Trustee, describing the transaction or transactions that constitute or may constitute the Change of Control Repurchase Event and offering to repurchase notes on the payment date specified in the notice, which date will be no earlier than 30 days and no later than 60 days from the date such notice is mailed. The notice shall, if mailed prior to the date of consummation of the Change of Control, state that the offer to repurchase is conditioned on the Change of Control Repurchase Event occurring on or prior to the payment date specified in the notice.

We will comply with the requirements of Rule 14e-1 under the Securities Exchange Act of 1934, or the Exchange Act, and any other securities laws and regulations thereunder, to the extent those laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control Repurchase Event. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control Repurchase Event provisions of the notes, we will comply with the applicable securities laws and regulations and will not be deemed to have breached our obligations under the Change of Control Repurchase Event provisions of the notes by virtue of such conflict.

On the Change of Control Repurchase Event payment date, we will, to the extent lawful:

•	accept for payment all notes or portions of notes (in integral multiples of $1,000) properly tendered pursuant to our offer;

•	deposit with the paying agent an amount equal to the aggregate repurchase price in respect of all notes or portions of notes properly tendered; and

•	deliver or cause to be delivered to the Trustee the notes properly accepted, together with an officers’ certificate stating the aggregate principal amount of notes being purchased by us.

The paying agent will promptly mail to each holder of notes properly tendered the repurchase price for the notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book-entry) to each holder a new note equal in principal amount to any unpurchased portion of any notes surrendered; provided, that each new note will be in a principal amount of $1,000 or an integral multiple of $1,000.

We will not be required to make an offer to repurchase the notes upon a Change of Control Repurchase Event if a third party makes such an offer in the manner, at the times and otherwise in compliance with the requirements for an offer made by us and such third party purchases all notes properly tendered and not withdrawn under its offer.

We have no present intention to engage in a transaction involving a Change of Control, although it is possible that we would decide to do so in the future. We could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control, but that could increase the amount of debt outstanding at such time or otherwise affect our capital structure or credit ratings.

Definitions

“Below Investment Grade Rating Event” means the notes are rated below Investment Grade by each of the Rating Agencies on any date from the date of the public notice of an arrangement that could result in a Change of Control until the end of the 60-day period following public notice of the occurrence of a Change of Control (which period shall be extended so long as the rating of the notes is under publicly announced consideration for possible downgrade by any of the Rating Agencies); provided that a Below Investment Grade Rating Event otherwise arising by virtue of a particular reduction in rating shall not be deemed to have occurred in respect of a particular Change of Control (and thus shall not be deemed a Below Investment Grade Rating Event for purposes of the definition of Change of Control Repurchase Event hereunder) if the Rating Agencies making the reduction in rating to which this definition would otherwise apply do not announce or publicly confirm or inform the Trustee in writing at its request that the reduction was the result, in whole or in part, of any event or circumstance comprised of or arising as a result of, or in respect of, the applicable Change of Control (whether or not the applicable Change of Control shall have occurred at the time of the Below Investment Grade Rating Event).

“Change of Control” means the occurrence of any of the following: (1) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of Corn Products and its subsidiaries taken as a whole to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act), other than Corn Products or one of its subsidiaries; (2) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” (as that term is used in Section 13(d)(3) of the Exchange Act) becomes the beneficial owner, directly or indirectly, of more than 50% of the then outstanding number of shares of Corn Products’ Voting Stock; or (3) the first day on which a majority of the members of Corn Products’ Board of Directors are not Continuing Directors.

“Change of Control Repurchase Event” means the occurrence of both a Change of Control and a Below Investment Grade Rating Event.

“Continuing Directors” means, as of any date of determination, any member of the Board of Directors of Corn Products who (1) was a member of such Board of Directors on the date of the issuance of the notes; or (2) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board of Directors at the time of such nomination or election (either by a specific vote or by approval of Corn Products’ proxy statement in which such member was named as a nominee for election as a director).

“Fitch” means Fitch Ratings Ltd.

“Investment Grade” means a rating of Baa3 or better by Moody’s (or its equivalent under any successor rating categories of Moody’s); a rating of BBB– or better by S&P (or its equivalent under any successor rating categories of S&P); and a rating of BBB– or better by Fitch (or its equivalent under any successor rating categories of Fitch); or the equivalent investment grade credit rating from any additional Rating Agency or Rating Agencies selected by us.

“Moody’s” means Moody’s Investors Service Inc.

“Rating Agency” means (1) each of Fitch, Moody’s and S&P; and (2) if any of Fitch, Moody’s or S&P ceases to rate the notes or fails to make a rating of the notes publicly available for reasons outside of our control, a “nationally recognized statistical rating organization” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act, selected by us as a replacement agency for Fitch, Moody’s or S&P, as the case may be.

“S&P” means Standard & Poor’s Ratings Services, a division of McGraw-Hill, Inc.

“Voting Stock” means Corn Products capital stock of any class or kind the holders of which are ordinarily, in the absence of contingencies, entitled to vote for the election of directors (or persons performing similar functions) of such Person, even if the right so to vote has been suspended by the happening of such a contingency.

Events of Default

With respect to this series of notes, “Event of Default” shall have the meaning set forth in the accompanying prospectus under “Description of Debt Securities — Events of Default,” except that the failure to pay any principal, premium or interest on any of our Indebtedness will only constitute an “Event of Default” in the case of any such failure which relates to at least $50 million of Indebtedness in the aggregate (excluding indebtedness evidenced by the debt securities or otherwise arising under the indenture), and the continuation of such failure after the applicable grace period, if any, specified in the agreement or instrument relating to such Indebtedness.

Book-Entry System

The notes will be in the form of one or more global securities registered in the name of a nominee of The Depository Trust Company, as depositary. The provisions set forth in the accompanying prospectus under “Description of Debt Securities — Book Entry Securities” will be applicable to the notes.

UNDERWRITING

Citigroup Global Markets Inc. and Morgan Stanley & Co. Incorporated are acting as joint book-running managers of the offering and as representatives of the underwriters named below.

Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the principal amount of notes set forth opposite the underwriter’s name.

Principal Amount
of Notes

Citigroup Global Markets Inc.	$
Morgan Stanley & Co. Incorporated

Total	$

The underwriting agreement provides that the obligations of the underwriters to purchase the notes included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the notes if they purchase any of the notes.

The underwriters propose to offer some of the notes directly to the public at the public offering prices set forth on the cover page of this prospectus supplement and some of the notes to dealers at the public offering prices less a concession not to exceed  % of the principal amount of the notes. The underwriters may allow, and dealers may reallow a concession not to exceed  % of the principal amount of the notes on sales to other dealers. After the initial offering of the notes to the public, the representatives may change the public offering prices and concessions.

The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering (expressed as a percentage of the principal amount of the notes).

Paid by
Corn Products

Per note		%

In connection with the offering, the representatives, on behalf of the underwriters, may purchase and sell notes in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of notes in excess of the principal amount of notes to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of notes made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the representatives, in covering syndicate short positions or making stabilizing purchases, repurchases notes originally sold by that syndicate member.

Any of these activities may have the effect of preventing or retarding a decline in the market price of the notes. They may also cause the price of the notes to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

We estimate that our total expenses for this offering will be $     , excluding underwriters’ discounts and commissions.

The underwriters and their affiliates have provided various investment and commercial banking services for us from time to time for which they have received customary fees and expenses, including participating as lenders under our revolving credit facilities. The underwriters and their affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

LEGAL MATTERS

The validity of the notes will be passed upon for us by MaryAnn Hynes, Esq., our Vice President, General Counsel and Corporate Secretary and by Sidley Austin llp, Chicago, Illinois. Certain legal matters will be passed upon for the underwriters by Mayer, Brown, Rowe & Maw LLP, Chicago, Illinois. Ms. Hynes participates in various employee benefit plans offered by Corn Products and owns, and has options to purchase, shares of Corn Products common stock.

PROSPECTUS

Debt Securities

This prospectus contains a general description of the debt securities Corn Products International, Inc. may offer for sale from time to time. We will describe the specific terms of these debt securities in supplements to this prospectus. The prospectus supplements may add, update or change information contained in this prospectus. You should read this prospectus and any prospectus supplement, as well as the documents incorporated and deemed to be incorporated by reference in this prospectus, carefully before you invest.

Our principal executive offices are located at 5 Westbrook Corporate Center, Westchester, Illinois 60154. Our telephone number is (708) 551-2600.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Investing in the debt securities involves risk. See “Risk Factors” on page 1 of this prospectus

We may sell the debt securities on a continuous or delayed basis directly, through agents, dealers or underwriters as designated from time to time, or through a combination of these methods. We reserve the sole right to accept, and together with any agents, dealers and underwriters, reserve the right to reject, in whole or in part, any proposed purchase of debt securities. If any agents, dealers or underwriters are involved in the sale of any debt securities, the applicable prospectus supplement will set forth any applicable commissions or discounts. Our net proceeds from the sale of debt securities also will be set forth in the applicable prospectus supplement.

The date of this prospectus is April 4, 2007.

You should rely only on the information provided or incorporated by reference in this prospectus. Corn Products International, Inc. has not authorized anyone to provide you with different information. You should not assume that the information provided in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents, as applicable. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy by anyone in any jurisdiction in which such offer or solicitation is not authorized, or in which the person is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation.

Prospectus

i

ABOUT THIS PROSPECTUS

This prospectus is part of an automatic shelf registration statement that we have filed with the Securities and Exchange Commission (the “SEC”) as a “well-known seasoned issuer” as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”). By using an automatic shelf registration statement, we may, at any time and from time to time, in one or more offerings, sell debt securities under this prospectus. The exhibits to our registration statement contain the full text of certain contracts and other important documents we have summarized in this prospectus. Since these summaries may not contain all the information that you may find important in deciding whether to purchase the debt securities we offer, you should review the full text of these documents. The registration statement and the exhibits can be obtained from the SEC as indicated under the heading “Where You Can Find More Information.”

This prospectus only provides you with a general description of the debt securities we may offer. Each time we sell debt securities, we will provide a prospectus supplement that contains specific information about the terms of those debt securities. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with the additional information described below under the heading “Where You Can Find More Information.”

References in this prospectus to “Corn Products,” “we,” “us” and “our” are to Corn Products International, Inc. and its subsidiaries, except as otherwise indicated.

RISK FACTORS

An investment in the debt securities involves risk. Before purchasing any debt securities, you should carefully consider the specific risk factors identified in our most recent annual report on Form 10-K, as updated by our subsequent reports on Forms 10-Q or 8-K, each of which is incorporated by reference herein, together with all of the other information appearing or incorporated by reference in this prospectus or the applicable prospectus supplement.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public from the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s Public Reference Room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. We also file certain reports and other information with the New York Stock Exchange (the “NYSE”), on which our common stock is traded. Copies of such material can be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. Information about us, including our SEC filings, is also available through our website at http://www.cornproducts.com. However, information on our website is not a part of this prospectus or any accompanying prospectus supplement.

This prospectus is part of a registration statement on Form S-3 filed by us with the SEC under the Securities Act. As permitted by SEC rules, this prospectus does not contain all of the information included in the registration statement and the accompanying exhibits filed with the SEC. You may refer to the registration statement and its exhibits for more information.

The SEC allows us to “incorporate by reference” in this prospectus information that we file with it, which means that we are disclosing important business and financial information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede information contained in documents filed earlier with the SEC or contained in this prospectus. This prospectus incorporates by reference the documents filed by us listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), prior to the termination of the offering under this prospectus; provided, however, that we are not incorporating, in each case, any documents or information deemed to have been furnished and not filed in accordance with SEC rules:

•	Annual Report on Form 10-K for the year ended December 31, 2006; and

•	Current Reports on Form 8-K, filed with the SEC on March 21, 2007 and January 29, 2007.

You may also request a copy of those filings, excluding exhibits unless such exhibits are specifically incorporated by reference, at no cost by writing or telephoning us at the following address:

Investor Relations
5 Westbrook Corporate Center
Westchester, Illinois 60154-5749
(708) 551-2600

FORWARD LOOKING STATEMENTS

This prospectus and the documents incorporated by reference in this prospectus contains or may contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. We intend these forward looking statements to be covered by the safe harbor provisions for such statements. These statements include, among other things, any predictions regarding our prospects or future financial condition, earnings, revenues, expenses or other financial items, any statements concerning our prospects or future operations, including our management’s plans or strategies and objectives therefor and any assumptions underlying the foregoing. These statements can sometimes be identified by the use of forward looking words such as “may,” “will,” “should,” “anticipate,” “believe,” “plan,” “project,” “estimate,” “expect,” “intend,” “continue,” “pro forma,” “forecast” or other similar expressions or the negative thereof. All statements other than statements of historical facts in this prospectus or the documents incorporated by reference in this prospectus are “forward-looking statements.” These statements are subject to certain inherent risks and uncertainties. Although we believe our expectations reflected in these forward-looking statements are based on reasonable assumptions, no assurance can be given that our expectations will prove correct. Actual results and developments may differ materially from the expectations conveyed in these statements, based on various factors, including fluctuations in worldwide markets for corn and other commodities and the associated risks of hedging against such fluctuations; fluctuations in aggregate industry supply and market demand; general political, economic, business, market and weather conditions in the various geographic regions and countries in which we manufacture and/or sell our products; fluctuations in the value of local currencies, energy costs and availability, freight and shipping costs, and changes in regulatory controls regarding quotas, tariffs, duties, taxes and income tax rates; operating difficulties; boiler reliability; our ability to effectively integrate acquired businesses; labor disputes; genetic and biotechnology issues; changing consumption preferences and trends; increased competitive and/or customer pressure in the corn-refining industry; the outbreak or continuation of serious communicable disease or hostilities including acts of terrorism; stock market fluctuation and volatility; and our ability to maintain sales levels of HFCS in Mexico. Our forward-looking statements speak only as of the date on which they are made and we do not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date of the statement. If we do update or correct one or more of these statements, investors and others should not conclude that we will make additional updates or corrections. For a further description of these risks see the Risk Factors included in our Annual Report on Form 10-K for the year ended December 31, 2006 and subsequent reports on Forms 10-Q or 8-K, each of which is incorporated by reference herein.

THE COMPANY

We were incorporated as a Delaware corporation in 1997 and our common stock is traded on the New York Stock Exchange. We, together with our subsidiaries, manufacture and sell a number of ingredients to a wide variety of food and industrial customers. We are one of the world’s largest corn refiners and a major supplier of high-quality food ingredients and industrial products derived from wet milling and processing of corn and other starch-based materials.

We had consolidated net sales of approximately $2.62 billion in 2006. Approximately 61 percent of our 2006 net sales were provided from our North American operations, while our South American and Asian/African operations contributed approximately 25 percent and 14 percent, respectively. Our products are derived primarily from the processing of corn and other starch-based materials, such as tapioca.

Corn refining is a capital-intensive, two-step process that involves the wet milling and processing of corn. During the front-end process, corn is steeped in a water-based solution and separated into starch and other co-products such as animal feed and germ. The starch is then either dried for sale or further processed to make sweeteners and other ingredients that serve the particular needs of various industries.

Our sweetener products include high fructose corn syrup (“HFCS”), glucose corn syrups, high maltose corn syrups, caramel color, dextrose, polyols, maltodextrins and glucose and corn syrup solids. Our starch-based products include both industrial and food-grade starches. We supply a broad range of customers in many diverse industries around the world, including the food and beverage, pharmaceutical, paper products, corrugated, laminated paper, textile and brewing industries, as well as the global animal feed markets.

We believe our approach to production and service, which focuses on local management of our worldwide operations, provides us with a unique understanding of the cultures and product requirements in each of the geographic markets in which we operate bringing added value to our customers.

USE OF PROCEEDS

Unless otherwise specified in a prospectus supplement accompanying this prospectus, the net proceeds from the sale of the debt securities to which this prospectus relates will be used for general corporate purposes. General corporate purposes may include repayment of debt, acquisitions, additions to working capital, capital expenditures and investments in our subsidiaries. Net proceeds may be temporarily invested prior to use.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for the years and period indicated:

	Years Ended December 31,
	2006	2005	2004	2003	2002

Ratio Of Earnings To Fixed Charges(1)	5.03	4.33	4.59	4.07	3.80

(1)	The ratio of earnings to fixed charges equals earnings divided by fixed charges. Earnings is defined as income before restructuring charges, extraordinary charges, income taxes and minority interest in earnings plus fixed charges. Fixed charges is defined as interest expense on debt plus amortization of discount on debt plus the estimated interest portion of rental expense on operating leases.

Please refer to the financial statements and financial information incorporated by reference in this prospectus for more information relating to the foregoing. See “Where You Can Find More Information.”

DESCRIPTION OF DEBT SECURITIES

We will issue the debt securities under an indenture between us and The Bank of New York Trust Company, N.A. (as successor trustee to The Bank of New York), as trustee. We have summarized selected provisions of the indenture and the debt securities below. This summary is not complete and is qualified in its entirety by reference to the indenture. If you would like more information on the provisions of the indenture, you should review the indenture which is incorporated by reference as an exhibit to the registration statement of which this prospectus is a part.

You should carefully read the summary below, the applicable prospectus supplement and the provisions of the indenture before investing in our debt securities.

References in this section of the prospectus to “Corn Products,” “the Company,” “we,” “us” and “our” are to Corn Products International, Inc., the issuer of the debt securities.

General

We may issue debt securities at any time and from time to time in one or more series without limitation on the aggregate principal amount. The indenture gives us the ability to reopen a previous issue of a series of debt securities and issue additional debt securities of the same series. The debt securities will be unsecured and will rank equally with all our unsecured and unsubordinated indebtedness. The terms of any series of debt securities will be set forth in (or determined in accordance with) a resolution of our Board of Directors or in a supplement to the indenture relating to that series. The terms of our debt securities will include those set forth in the indenture and those made a part of the indenture by the Trust Indenture Act of 1939, as amended.

A supplement to this prospectus will describe specific terms relating to the series of debt securities being offered. If any particular terms of the debt securities described in a prospectus supplement differ from any of the terms described in this prospectus, then the terms described in the applicable prospectus supplement will supersede the terms described in this prospectus. These terms will include some or all of the following:

•	the title of the series of debt securities;

•	the total principal amount;

•	the interest rate or rates, if any (which may be fixed or variable), interest payment dates, and whether we may defer interest payments;

•	the date or dates of maturity;

•	whether the debt securities can be redeemed by us;

•	whether the holders will have the right to cause us to repurchase the debt securities;

•	whether there will be a sinking fund;

•	the portion of the debt securities due upon acceleration of maturity in the event of a default;

•	the denominations in which the debt securities will be issuable if other than denominations of $1,000 and any integral multiple of $1,000;

•	the form used to evidence ownership of the debt securities;

•	whether the debt securities are convertible;

•	the manner of payment of principal and interest;

•	additional offices or agencies for registration of transfer and exchange and for payment of the principal, premium (if any), and interest;

•	whether the debt securities will be registered or unregistered, and the circumstances upon which such debt securities may be exchanged for debt securities issued in a different form (if any);

•	if denominated in a currency other than United States dollars, the currency or composite currency in which the debt securities are to be denominated, or in which payments of the principal, premium (if any), and interest will be made and the circumstances when the currency of payment may be changed (if any);

•	if we or a holder can choose to have the payments of the principal, premium (if any), or interest made in a currency or composite currency other than that in which the debt securities are denominated or payable, how such a choice will be made and how the exchange rate between the two currencies will be determined;

•	if the payments of principal, premium (if any), or interest may be determined with reference to one or more securities issued by us, or another company, or any index, how those amounts will be determined;

•	whether defeasance provisions will apply; and

•	any other terms consistent with the indenture.

Each series of debt securities will be a new issue with no established trading market. There can be no assurance that there will be a liquid trading market for the debt securities.

We may purchase debt securities at any time in the open market or otherwise. Debt securities we purchase may, in our discretion, be held or resold, canceled or used by us to satisfy any sinking fund or redemption requirements.

Debt securities bearing no interest or interest at a rate which, at the time of issuance, is below the prevailing market rate may be sold at a substantial discount below their stated principal amount. Special United States federal income tax considerations applicable to any of these discounted debt securities (or to certain other debt securities issued at par which are treated as having been issued at a discount for United States federal income tax purposes) will be described in a prospectus supplement.

Certain Restrictions

The restrictions summarized in this section apply to all debt securities unless a prospectus supplement indicates otherwise. Certain terms used in the following description of these restrictions are defined under the caption “— Certain Definitions” at the end of this section.

Limitations on Secured Debt.  The debt securities will not be secured. If we or our Tax Consolidated Subsidiaries incur debt secured by an interest on Principal Property (including Capital Stock or indebtedness of any Subsidiary), we are required to secure the then outstanding debt securities equally and ratably with (or prior to) our secured debt.

The indenture permits us to create the following types of liens (“Permitted Encumbrances”) without securing the debt securities:

•	liens existing at the time of acquisition of the affected property or purchase money liens incurred within 270 days after acquisition of the property;

•	liens affecting property of a corporation existing at the time it becomes a Subsidiary or at the time it is merged into or consolidated with or purchased by us or a Tax Consolidated Subsidiary;

•	liens existing on the date of the indenture;

•	certain liens in connection with legal proceedings and government contracts and certain deposits or liens made to comply with government contracts or statutes;

•	certain statutory liens or similar liens arising in the ordinary course of business;

•	liens for certain judgments and awards; and

•	certain extensions, renewals or replacements of any liens referred to above.

Limitations on Sale and Lease-Back Transactions.  We and our Tax Consolidated Subsidiaries may not sell or transfer any Principal Property with the intention of entering into a lease of such facility (except for temporary leases of a term, including renewals, not exceeding five years) unless any one of the following is true:

•	the transaction is to finance the purchase price of property acquired or constructed;

•	the transaction involves the property of someone who is merging with us or one of our Tax Consolidated Subsidiaries who is selling substantially all of its assets to us or one of our Tax Consolidated Subsidiaries;

•	the transaction is with a governmental entity;

•	the transaction is an extension, renewal or replacement of one of the items listed above; or

•	within 120 days after the effective date of such transaction, we or our Tax Consolidated Subsidiaries repay our Funded Debt or purchase other property in an amount equal to the greater of (1) the net proceeds of the sale of the property leased in such transaction or (2) the fair value, in the opinion of our board of directors, of the leased property at the time of such transaction.

Exempted Indebtedness.  Notwithstanding the limitations on secured debt and sale and lease-back transactions, we and our Tax Consolidated Subsidiaries may issue, assume, or guarantee indebtedness secured by a lien or other encumbrance without securing the debt securities, or may enter into sale and lease-back transactions without retiring Funded Debt, or enter into a combination of such transactions, if the sum of the principal amount of all such indebtedness and the aggregate value of all such sale and lease-back transactions does not at any such time exceed 10% of our Consolidated Net Tangible Assets.

Merger, Consolidation and Sale of Assets.  We may not consolidate or merge with or into any other corporation, or sell, lease or transfer all or substantially all of our assets to any other entity, unless:

•	we survive the merger or consolidation or the surviving or successor corporation is a United States, United Kingdom, Italian, French, German, Japanese or Canadian corporation which assumes all of our obligations under the debt securities and under the indenture; and

•	after giving effect to the merger, consolidation, sale, lease or transfer, no event of default under the indenture or no event which, after notice or lapse of time or both, would become an event of default under the indenture shall have occurred and be continuing.

If we sell or transfer substantially all our assets and the purchaser assumes our obligations under the indenture, we will be discharged from all obligations under the indenture and the debt securities.

Certain Definitions

Set forth below is a summary of certain defined terms as used in the indenture. See Article One of the indenture for the full definition of all such terms.

“Capital Stock” means and includes any and all shares, interests, participations or other equivalents (however designated) of ownership in a corporation or other person.

“Consolidated Net Tangible Assets” means the aggregate amount of all assets (less depreciation, valuation and other reserves and items deductible therefrom under generally accepted accounting principles) after deducting (a) all goodwill, patents, trademarks and other like intangibles and (b) all current liabilities (excluding any current liabilities that are extendible or renewable at our option for a time more than twelve months from the time of the calculation) as shown on our most recent consolidated quarterly balance sheet.

“Funded Debt” means any Indebtedness maturing by its terms more than one year from its date of issuance (notwithstanding that any portion of such Indebtedness is included in current liabilities).

“Indebtedness” means with respect to any person (i) any liability of such person (a) for borrowed money, or (b) evidenced by a bond, note, debenture or similar instrument (including purchase money obligations but excluding trade payables), or (c) for the payment of money relating to a lease that is required to be classified as a capitalized lease obligation in accordance with generally accepted accounting principles; (ii) any liability of others described in the preceding clause (i) that such person has guaranteed, that is recourse to such person or that is otherwise its legal liability; and (iii) any amendment, supplement, modification, deferral, renewal, extension or refunding of any liability of the types referred to in clauses (i) and (ii) above.

“Principal Property” means any manufacturing plant or warehouse owned or leased by us or one of our Tax Consolidated Subsidiaries located within the United States, the gross book value of which exceeds one percent of Consolidated Net Tangible Assets, other than manufacturing plants and warehouses that are financed by a governmental entity or that, in the opinion of our board of directors, is not of material importance to the business conducted by us and our Tax Consolidated Subsidiaries, taken as a whole.

“Subsidiary” means any corporation of which we control at least a majority of the outstanding stock capable of electing a majority of the directors of such corporation. In this context, control means that we or our Subsidiaries own the stock, or that we or our subsidiaries have the power to direct the voting of the stock, or any combination of these items so long as we have the ability to elect a majority of the directors.

“Tax Consolidated Subsidiary” means a Subsidiary with which we would be entitled to file a consolidated federal income tax return.

Events of Default

Under the indenture, “Event of Default” means, with respect to any series of debt securities:

•	failure to pay interest that continues for 30 days after payment is due;

•	failure to make any principal or premium payment when due;

•	default in the deposit of any sinking fund payment in respect of the debt securities of such series;

•	failure to comply with any of our other agreements contained in the indenture or in the debt securities for 90 days after the trustee notifies us of such failure (or the holders of at least 25% in principal amount of the outstanding debt securities affected by such failure notify us and the trustee);

•	failure to pay any principal, premium or interest on any of our Indebtedness which is outstanding in a principal amount of at least $25 million in the aggregate (excluding Indebtedness evidenced by the debt securities or otherwise arising under the indenture), and the continuation of such failure after the applicable grace period, if any, specified in the agreement or instrument relating to such Indebtedness, or

•	the occurrence or existence of any other event or condition under any agreement or instrument relating to any such Indebtedness that continues after the applicable grace period, if any, specified in such agreement or instrument, if the effect of such event or condition is to accelerate, or to permit the acceleration of, the maturity of such Indebtedness, or

•	the declaration that any such Indebtedness is due and payable, or required to be prepaid (other than by a regularly scheduled required prepayment), redeemed, purchased or defeased, or the requirement that an offer to prepay, redeem, purchase or defease such Indebtedness be made, in each case prior to the stated maturity thereof;

•	certain events of bankruptcy, insolvency or reorganization involving us; or

•	any other event of default described in the prospectus supplement.

In general, the trustee must give both us and you notice of a default for the debt securities you hold. The trustee may withhold notice to you (except defaults as to payment of principal, premium or interest) if it determines that the withholding of such notice is in the best interest of the holders affected by the default.

If a default is caused because we fail to comply with any of our agreements contained in the indenture or in the debt securities, either the trustee or the holders of at least 25% principal amount of the debt securities affected by the default may require us to immediately repay the principal and accrued interest on the affected series.

The trustee may refuse to exercise any of its rights or powers under the indenture unless it first receives satisfactory security or indemnity. Subject to certain limitations specified in the indenture, the holders of a majority in principal amount of the then outstanding debt securities of an affected series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee under the indenture or exercising any trust or power conferred on the trustee with respect to the debt securities of the affected series.

Modification of the Indenture

With the consent of the holders of at least a majority of the principal amount of a series of the debt securities outstanding, we may change the indenture or enter into a supplemental indenture that will then be binding upon that series. However, no changes may be made in this way to any of the following terms:

•	maturity;

•	payment of principal or interest;

•	the currency of the debt;

•	the premium (if any) payable upon redemption;

•	the amount to be paid upon acceleration of maturity; or

•	reducing the percentage required for changes to the indenture.

In addition, we may modify the indenture without the consent of the holders to, among other things:

•	add covenants;

•	change or eliminate provisions of the indenture so long as such changes do not adversely affect current holders; and

•	cure any ambiguity or correct defective provisions.

Discharge of the Indenture

We will be discharged from certain of our obligations relating to the outstanding debt securities of a series if we deposit with the trustee money or certain government obligations sufficient for payment of all principal and interest on those debt securities, when due. However, our obligation to pay the principal of and interest on those debt securities will continue.

We may discharge obligations as described in the preceding paragraph only if, among other things, we have received an opinion of counsel stating that holders of debt securities of the relevant series will not recognize income, gain or loss for federal income tax purposes as a result of the deposit and discharge which will be any different than if the deposit and discharge had not occurred.

Book-Entry Securities

The debt securities of a series will be represented by one or more global securities. Unless otherwise indicated in the prospectus supplement, the global security representing the debt securities of a series will be deposited with, or on behalf of, The Depository Trust Company, New York, New York, or other successor depositary we appoint and registered in the name of the depositary or its nominee. Unless and until it is exchanged in whole or in part for individual certificates evidencing debt securities, a global security may not be transferred except as a whole by the depositary to its nominee or by the nominee to the depositary, or by the depositary or its nominee to a successor depositary or to a nominee of the successor depositary. The debt securities will not be issued in definitive form unless otherwise provided in the prospectus supplement.

We anticipate that DTC will act as depositary for the debt securities. The debt securities will be issued as fully-registered securities registered in the name of Cede & Co. (DTC’s partnership nominee). One fully-registered global security will be issued with respect to each $500 million of principal amount of debt securities of a series, and an additional certificate will be issued with respect to any remaining principal amount of debt securities of such series.

DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in participants’ accounts, thereby eliminating the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation (“DTTC”). DTTC, in turn is owned by a number of direct participants of DTC and members of the National Securities Clearing Corporation, Fixed Income Clearing Corporation and Emerging Markets Clearing Corporation (which are also subsidiaries of DTTC), as well as by the New York Stock Exchange, Inc., the American Stock Exchange LLC and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to indirect participants such as securities brokers and dealers, banks and trust companies that clear transactions through or maintain a custodial relationship with a direct participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC. More information about DTC can be found at www.dtcc.com.

Purchases of debt securities under the DTC system must be made by or through direct participants, which will receive a credit for the debt securities on DTC’s records. The ownership interest of each actual purchaser of each debt security will be recorded on the direct and indirect participants’ records. These beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive a written confirmation providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participants through which the beneficial owner entered into the transaction. Transfers of ownership interests in the debt securities are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in debt securities, except in the event that use of the book-entry system for the debt securities is discontinued.

To facilitate subsequent transfers, all debt securities deposited by participants with DTC are registered in the name of DTC’s partnership nominee, Cede & Co. The deposit of debt securities with DTC and their registration in the name of Cede & Co. will not change the beneficial ownership of the debt securities. DTC has no knowledge of the actual beneficial owners of the debt securities; DTC’s records reflect only the identity of the direct participants to whose accounts the debt securities are credited, which may or may not be the beneficial owners. The participants are responsible for keeping account of their holdings on behalf of their customers.

Conveyances of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Redemption notices will be sent to DTC. If less than all of the debt securities of a series are being redeemed, DTC’s practice is to determine by lot the amount of the interest of each direct participant in such series to be redeemed.

In any case where a vote may be required with respect to the debt securities of any series, neither DTC nor Cede & Co will consent or vote with respect to such debt securities unless authorized by a direct participant in accordance with DTC’s procedures. Under its usual procedures, DTC mails an omnibus proxy to us as soon as possible after the record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those direct participants to whose accounts the debt securities of the series are credited on the record date (identified in a listing attached to the omnibus proxy).

Principal of, and premium, if any, and interest, if any, on the debt securities will be paid to Cede & Co., as nominee of DTC. DTC’s practice is to credit direct participants’ accounts, upon DTC’s receipt of funds and corresponding detail information from us or the trustee, on the applicable payable date in accordance with their respective holdings shown on DTC’s records. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of that participant and not of DTC, the trustee or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal, premium and interest to Cede & Co. is the responsibility of us or the trustee. Disbursement of payments from Cede & Co. to direct participants is DTC’s responsibility. Disbursement of payments to beneficial owners is the responsibility of direct and indirect participants.

In any case where we have made a tender offer for the purchase of any debt securities, a beneficial owner must give notice through a participant to a tender agent to elect to have its debt securities purchased or tendered. The beneficial owner must deliver debt securities by causing the direct participants to transfer the participant’s interest in the debt securities, on DTC’s records, to a tender agent. The requirement for physical delivery of debt securities in connection with an optional tender or a mandatory purchase is satisfied when the ownership rights in the debt securities are transferred by direct participants on DTC’s records and followed by a book-entry credit of tendered debt securities to the tender agent’s account.

DTC may discontinue providing its services as depositary for the debt securities at any time by giving reasonable notice to us or the trustee. Under these circumstances, if a successor depositary is not obtained, then debt security certificates must be delivered.

We may decide to discontinue use of the system of book-entry transfers through DTC (or a successor depositary). In that event, debt security certificates will be printed and delivered.

We obtained the information in this section concerning DTC and DTC’s book-entry system from sources that we believe to be reliable, but we take no responsibility for the accuracy of this information.

Governing Law

The indenture and the debt securities will be governed by, and construed in accordance with, the laws of the State of New York.

Regarding the Trustee

The Bank of New York Trust Company, N.A. (as successor trustee to The Bank of New York), or any successor thereto, will serve as trustee under the indenture. The Bank of New York Trust Company, N.A. is one of a number of banks with which we maintain ordinary banking relationships and from which we have obtained credit facilities and lines of credit.

PLAN OF DISTRIBUTION

We may sell the debt securities offered pursuant to this prospectus in any of the following ways:

•	directly to one or more purchasers;

•	through agents;

•	through underwriters, brokers or dealers; or

•	through a combination of any of these methods of sale.

We will identify the specific plan of distribution, including any underwriters, brokers, dealers, agents or direct purchasers and their compensation in a prospectus supplement.

LEGAL MATTERS

Unless otherwise specified in the prospectus supplement accompanying this prospectus, Mary Ann Hynes, the company’s Vice President, General Counsel and Corporate Secretary, and Sidley Austin LLP, Chicago, Illinois, special counsel to the company, will pass upon certain legal matters for us with respect to the debt securities. Ms. Hynes participates in various employee benefit plans offered by Corn Products and owns, and has options to purchase, shares of Corn Products common stock. Unless otherwise specified in the prospectus supplement accompanying this prospectus, Mayer, Brown, Rowe & Maw LLP, Chicago, Illinois, will pass on certain legal matters for any agents, underwriters, brokers or dealers.

EXPERTS

The consolidated balance sheets of Corn Products International, Inc. and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, comprehensive income, stockholders’ equity and redeemable equity, and cash flows for each of the years in the three-year period ended December 31, 2006 and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

KPMG LLP’s report on the financial statements refers to the Company’s adoption of Statement of Financial Accounting Standards (SFAS) No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans-an amendment of FASB Statements No. 87, 88, 106, and 132(R), and SFAS No. 123(R) Share-Based Payment.

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Corn Products International, Inc.

  % Senior Notes due 2017

PROSPECTUS SUPPLEMENT

Joint Book-Running Managers

Citigroup
Morgan Stanley